SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE BYLAWS

Approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013, and amended by the 190th Extraordinary Shareholders meeting, of April 23, 2015, and by the 193rd Extraordinary Shareholders meeting of December 22, 2016.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20
State Registration: 10.146.326-50
Commercial Registry Number: 41300036535
Brazilian SEC Registration: 1431-1
US SEC Registration (ordinary shares): 20441B308
US SEC Registration (preferred, class B): 20441B407
Spanish SEC Registration (Latibex, preferred, class B): 29922
Rua Coronel Dulcídio, 800
Curitiba - Paraná - Brazil
CEP: 80420-170
e-mail: copel@copel.com
Web site: http://www.copel.com
Phone: (55-41) 3310-5050
Fax: (55-41) 3331-4145

CONTENTS

CHAPTER I	NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM		03
CHAPTER II	EQUITY AND SHARES		03
CHAPTER III	MANAGEMENT OF THE COMPANY		05
	Section I		05
	Section II	THE BOARD OF DIRECTORS	05
	Section III	THE EXECUTIVE BOARD	06
	Section IV	COMMON RULES APPLICABLE TO
		MEMBERS OF THE BOARD OF
		DIRECTORS AND TO OFFICERS	09
CHAPTER IV	THE FISCAL COUNCIL		09
CHAPTER V	THE SHAREHOLDERS MEETING		09
CHAPTER VI	THE FINANCIAL YEAR		10
CHAPTER VII	GENERAL AND TRANSITIONAL PROVISIONS		10

APPENDIXES:
I. AMENDMENTS TO THE BYLAWS
II. CHANGES IN THE CAPITAL STOCK
III. LEGISLATION

SM	Shareholders’ Meeting
ASM	Annual Shareholders’ Meeting
ESM	Extraordinary Shareholders’ Meeting
C.R.S.P	Commercial Registry of the State of Paraná
ONS PR	Official Newspaper of the State of Paraná
ONU	Official Newspaper of the Union
All-numeral date expressions are in the month-day-year format, e.g.,
10.03.1960: October 3, 1960.

Note:	the original text was filed at the Commercial Registry of the State of Paraná - C.R.S.P. under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of
Paraná - ONS PR of June 25, 1955.

CHAPTER I - NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM

Article 1 Companhia Paranaense de Energia, abbreviated Copel, is a mixed-capital company, publicly held ("open company"), with the following objects:

a) researching and studying, technically and economically, any sources of energy, providing solutions for a sustainable development;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

d) providing information and technical assistance concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State;

e) implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.

Paragraph 1 The Company shall be governed by these Bylaws and the applicable law.

Paragraph 2 For the performance of the activities referred to in this article, the Company may participate in other concerns, in compliance with the applicable laws.

Paragraph 3 With the admission of the Company in the special listing segment of BM&FBOVESPA - Stock Exchange, Commodities and Futures ("BM&FBOVESPA”), called Level 1 of Corporate Governance, the Company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions on the Regulation of Level 1 listing ("Regulation of Level 1”).

Article 2 The Company has its head office and domicile in the city of Curitiba, at Rua Coronel Dulcídio no. 800, and it may, upon decision by the Executive Board, open or close branches, agencies or offices in that city or wherever required, either within the national territory or abroad.

Article 3 The Company is incorporated for an unlimited period of time.

CHAPTER II - EQUITY AND SHARES

Article 4 Underwritten paid up capital is R$7,910,000,000.00 (seven billion, nine hundred and ten million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninetyfive) preferred shares, of which 380,291 (three hundred and eighty thousand, two hundred and ninety-one) shares are class “A” shares and 128,244,004 (one hundred twenty-eight million, two hundred forty-four thousand and four) shares are class “B”.

Paragraph 1 Upon approval by the Board of Directors, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 500,000,000 (five hundred million) shares.

Paragraph 2 The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Law no.6,404/76, paragraph 2, article 15.

Paragraph 3 The Company may issue shares, underwriting bonuses, debentures, or any other securities, up to the limit of the authorized capital stock, without right of first refusal, as provided for in Law no. 6,404/76 (article 172).

Paragraph 4 Debentures may be simple or convertible into shares, pursuant to article 57 of Law no. 6,404/76.

Article 5 All the shares shall be registered.

Article 6 The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.

Paragraph 1 The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten per cent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.

Paragraph 2 The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, 25% of the net profit duly adjusted, as provided for in article 202 and its paragraphs of Law no. 6,404/76, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year.

Paragraph 3 The dividends awarded pursuant to paragraph 2 to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.

Paragraph 4 The dividends to be paid per preferred share, independently of its class, shall be at least 10% (ten per cent) higher than the dividends to be paid per common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6,404/76, with the amendments introduced by Law no. 10,303, of October 31, 2001.

Paragraph 5 The preferred shares shall acquire voting rights if, for 3 (three) consecutive fiscal years, those shares are not granted the minimum dividends to which they are entitled, as set forth in paragraphs 1, 2 and 3 of this article, as defined in paragraph 4.

Article 7 The Company may issue multiple share certificates and certificates which temporarily represent them. At the option of the shareholder, individual share certificates may be replaced by multiple share certificates and the latter may be converted into the former at any time, provided the expenses incurred are paid by whoever requests the conversion.

Paragraph 1 The class “A” preferred shares may be converted into class “B” preferred shares, the conversion of the latter into the former not being permitted. No conversion of preferred shares into ordinary shares shall be permitted, and vice versa.

Paragraph 2 Upon approval by the Board of Directors, the Company may implement a book share system and such shares shall be kept in deposit accounts at an authorized financial institution.

Paragraph 3 Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission ("CVM").

Article 8 At the Annual Shareholders Meeting each ordinary share shall carry the right to one vote.

CHAPTER III - MANAGEMENT OF THE COMPANY

SECTION I

Article 9 The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.

Article 10 The Company representation shall be vested exclusively in the Executive Board.

SECTION II - THE BOARD OF DIRECTORS

Article 11 The Board of Directors shall consist of seven or nine members, Brazilians, shareholders, all residing in the country, and elected at an Annual Shareholders Meeting. Two State secretaries and the Chief Executive Officer of the Company may be members of the Board of Directors.

Paragraph 1 A Company employee appointed by his or her peers shall necessarily be a member of the Board of Directors in compliance with applicable State legislation.

Paragraph 2 The unified term of office of the members of the Board of Directors shall be of two years, reelection being permitted. .

Paragraph 3 The Audit Committee of the Company shall be composed of a minimum of three members of the Board of Directors and shall be ruled by a specific set of regulations.

Article 12 The chairman of the Board of Directors shall be appointed by the controlling shareholder. Should his or her absence or any impediment occur, he or she shall be replaced by a Board member appointed by his or her peers.

Article 13 In the event of a resignation or vacancy in a position of the Board of Directors, a replacement shall be appointed by the remaining Board members and shall serve until a Shareholders Meeting is held to fill the vacant position.

Article 14 The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board Chairman by letter, telegram, fax or e-mail, with a minimum 72-hour notice. The Board of Directors shall operate with the presence of simple majority of its members.

Article 15 The Board of Directors shall:

I lay down the overall strategy for the Company business;

II elect, discharge, accept resignations, and replace Company officers, as well as prescribe their duties, in accordance with the provisions in these Bylaws; III oversee the officers' performance, examine books, documents, and obligations of the Company in compliance with the law;

IV call Shareholders’ Meetings, either by its chairman or the executive secretary;

V manage, approve and revise the annual internal auditing work plans for the

Company’s business and management processes;

VI give its opinion on the reports of the management and on the accounts rendered by the Executive Board; VII authorize any issue of shares and approve any new share subscription, as provided for in article 4, paragraph 2 of these Bylaws, as well as set forth all the requirements for the issue; VIII set down criteria for the transfer and/or loan for use of permanent assets, the creation of charges in rem and guarantees for liabilities whenever the amount of the operation exceeds two per cent of the Company’s net worth. A report issued by the Executive

     Board shall be presented to the Board of Directors whenever the amount of these operations reaches five per cent, as defined in article 20, item IX, of these Bylaws; IX select and discharge independent auditors; X deliberate on other affairs submitted to them by the Executive Board or required by the Shareholders’ Meeting;

XI set down criteria for the Company's participation as a shareholder in other companies, that participation being submitted to the Shareholders' Meeting whenever required, as well as regulate the issues concerning such participation; XII deliberate on the framework of companies in which the Company holds shares; XIII deliberate on the termination of the Company's participation as a shareholder in other companies; XIV organize secretary services necessary to support its activities, which will also cooperate with the Fiscal Committee, upon its request, and by its Chairman, indicate and require company’s employees to take charge of such services.

Sole paragraph:The minutes of the Board of Directors’ meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards.

Article 16 It is incumbent upon the chairman of the Board of Directors to grant leave of absence to its members, to preside over meetings, to set work directives, and to hold the casting vote, besides his or her own. The chairman's leaves of absence shall be granted by the Board.

SECTION III - THE EXECUTIVE BOARD

Article 17 The Company shall have an Executive Board with executive duties and it shall be composed of six members, all residing in the country, Brazilians or a majority of Brazilians, who shall be elected and dismissed by the Board of Directors, for a two-year term, their reappointment as chief officers being permitted for a maximum of three consecutive further periods, as follows: a Chief Executive Officer; a Chief Business Management Officer; a Chief Financial and Investor Relations Officer; a Chief Legal and Institutional Relations Officer; a Chief Business Development Officer; and a Chief Governance, Risk and Compliance Officer. The Company may as well elect a Chief Assistant Officer.

Sole paragraph: the individual duties of each one of the chief officers shall be set forth in the Internal Regulation of the Board of Officers, this Internal Regulation being approved by the Board of Directors.

Article 18 In case of temporary impediment or leave of absence of any officer, the Chief Executive Officer may appoint another officer to replace him or her.

Article 19 Should decease, resignation, or permanent impediment of any officer occur, the Board of Directors shall elect within thirty days after the event a replacement who shall serve for the remainder of the term of office. The Executive Board may appoint a temporary replacement until the election is held. Nevertheless, the election may be dispensed with if the vacancy occurs in a year in which the Executive Board’s term of office should expire.

Article 20 The duties of the Executive Board are prescribed as follows:

I managing all Company businesses, in order to pursue sustainable development, vested in the powers granted to them by the law and by these Bylaws. The Company shall be bound by the joint signature of two officers, one of which shall be the chief executive officer;

II setting down regulations for the internal operations of the Company;

III resolving on policies concerning the operations and businesses of the Company, after consultation to the Board of Directors, if necessary;

IV deliberating on the creation and extinction of offices or jobs, as well as establishing wages and setting out the Company’s personnel regulations;

V sharing and investing profit ascertained in compliance with these Bylaws;

VI carrying out the Company’s Bylaws and directives put forth by the Shareholders’ Meeting and by the Board of Directors;

VII deliberating on all extraordinary matters and on clashes of interests among the company’s chief offices;

VIII deciding on all corporate businesses that are not subject to approval by the Shareholders’ Meeting or by the Board of Directors;

IX advising the Board of Directors on acquisition of properties, transfer and loan for use of Company's assets, creation of charges in rem, or guarantees for liabilities in operations exceeding two per cent of the Company’s net worth; deliberating on those which are under that limit; and issuing a report to the Board of Directors and the Fiscal Committee whenever the amount of such operations reaches five per cent;

X being represented at the Annual Shareholders’ Meeting by its Chief Executive Officer or another officer appointed by the former;

XI granting leave of absence to its members;

XII negotiating and signing management documents with companies referred to in paragraph 6 of this article;

XIII appointing executive officers and fiscal committee members of the companies referred to in paragraph 6 and in any other companies in which the Company or its wholly-owned subsidiaries may hold or come to hold a stake;

XIV deliberating on the Company's participation in new undertakings, bids and on the exploration of energy in any of its forms, and submitting the matters for approval of the Board of Directors as found necessary according to the provisions established in article 15, item XII of these Bylaws; and

XV advancing measures aimed at integration and synergy among the different areas of the Company and its wholly-owned subsidiaries.

Paragraph 1 Each officer may represent the Company by signing agreements, granting loans for use, renting and purchasing goods and services, provided that such acts are in compliance with internal regulations approved by the Executive Board. For the performance of those acts, the Company may appoint delegates from its staff.

Paragraph 2 The Company may appoint attorneys with clearly defined powers for specific acts and operations, and also attorneys "ad negotia" to sign any documents of corporate responsibility, provided the period of their appointment is specified in the document of appointment.

Paragraph 3 Notwithstanding the provisions in article 21, item III, of these Bylaws, the Company may also be represented in court by personal deposition of a lawyer or by an employee appointed by the Chief Executive Officer.

Paragraph 4 The resolutions of the Executive Board shall be passed by a majority of votes of the chief officers. Should the Chief Executive Officer dissent from any decision, he or she may stay the effects of such decision and call a meeting of the Board of Directors within five days to rule on the matter.

Paragraph 5 Activities related to the creation of products and services, in connection with the objects of the Company and under the Executive Board responsibility, shall be performed by companies in which Copel holds a stake, their duties being:

a) planning, organizing, coordinating, commanding and controlling the Company’s business under their responsibility;

b) meeting technical, marketing and return targets agreed upon with the Executive Board through the use of management tools;

c) abiding by the Company’s policies, mainly those governing internal corporate management and technical, financial and accounting procedures, as well as by the requirements set forth in the related management documents.

Paragraph 6 The Board of Officers of the wholly-owned subsidiaries shall consist of three members, necessarily the Chief Executive Officer of the respective subsidiary company and one chief officer of Copel.

Paragraph 7 The Chief Officers shall hold their management positions at the Company, being permitted the holding of concomitant unpaid administrative duties in the Board of Directors of the wholly-owned subsidiary companies.

Article 21 The Chief Executive Officer shall be responsible for:

I directing and coordinating the work of the executive officers;

II overseeing and running all the Company’s businesses;

III representing the Company either as plaintiff or defendant in a court of law or wherever it might be required, being permitted for the performance of such act the appointment of an attorney with special powers, including the power to receive initial summons and notifications, in compliance with the provisions of these Bylaws;

IV representing the Company in general in its relations with third parties and in General Shareholders’ Meetings of controlled and affiliated companies, being permitted for such purpose the appointment of a chief officer or of a proxy to represent him/her as well as the appointment and approval of an agent for such purpose;

V calling and presiding over the meetings of the Chief Executive Board;

VI ensuring the attainment of the company’s goals, set up in accordance with the general guidance of the General Shareholders’ Meeting and the Board of Directors;

VII signing all documents which entail corporate liabilities in accordance with the provisions of these Bylaws;

VIII VIII. presenting the Company’s annual report to the General Shareholders’ Meeting, with corresponding due approval of the Board of Directors.

SECTION IV - COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS

Article 22 The senior managers shall submit a statement of private property at the beginning and at the end of their term of office in compliance with the law.

Article 23 The compensation of the senior managers shall be established annually by the Annual

Shareholders’ Meeting and may be changed upon decision by an Extraordinary Shareholders’ Meeting.

Article 24 The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be accumulated by the same person.

Article 25 Members of the Board of Directors and the Executive Board will take their respective positions by signing the "Term of Office", in book, and "Term of Consent of the Directors” referred to in the "Regulation of Level 1” of the BM&FBOVESPA .

CHAPTER IV - THE FISCAL COUNCIL

Article 26 The Company shall have a Fiscal Council composed of five members and five alternates, who may or may not be shareholders, elected annually at the Shareholders’ Meeting.

Article 27 The Fiscal Council shall operate permanently and shall meet whenever called by its Chairman.

Sole paragraph:The Chairman of the Fiscal Council shall be elected by his peers.

Article 28 The compensation of the Fiscal Council members shall be established at the Shareholders’

Meeting which elects them, provided the legal minimum required is met.

Article 29 The Fiscal Council shall operate in compliance with the obligations and functions, duties and responsibilities provided for in the law.

CHAPTER V - THE SHAREHOLDERS’ MEETING

Article 30 The Shareholders’ Meeting shall be composed of the shareholders duly called with observance of the required legal quorum, who shall sign the Attendance Book, all in compliance with further provisions in the law.

Article 31 The Annual Shareholders’ Meeting shall be held every year during the first four months at a place, day and time previously set in accordance with legal provisions. Extraordinary

Shareholders’ Meetings may be called whenever necessary.

Sole paragraph: The Shareholders’ Meeting shall be opened by the Chairman of the Board of Directors or, in case of his or her absence or impediment, by another Board member, and presided over by the Chief Executive Officer of the Company, or by a shareholder appointed at that time by his or her peers. The Chairman of the Meeting shall select from those present one or two shareholders to compose the Meeting board and act as secretaries.

Article 32 A shareholder may be represented by an attorney who meets the legal requirements.

Article 33 The minimum notice for a Shareholders’ Meeting shall be thirty days. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to notice in the press. The agenda for the meeting shall be made available to the shareholders on the date of its calling.

Article 34 The quorum required for the installation and passing of resolutions at Shareholders’

Meetings shall be the one established by the current legislation.

CHAPTER VI - THE FINANCIAL YEAR

Article 35 Every year, on December 31, the Company shall close its financial year and, by then, the Annual Balance sheet and other financial statements required by law shall be prepared. As to the proceeds, the following rules shall be observed: I before any sharing, the accrued losses and provision for income tax shall be deducted from the gross profit ascertained during the year; II five percent of the net profit ascertained during the year shall be used to form the Legal Reserve, which may not exceed twenty percent of the share capital; III the interest upon works in progress resulting from investments made by the use of the Company's own capital may be entered as a special reserve; IV other reserves may be formed by the Company according to legal provisions and up to the limits established by law.

Paragraph 1 The shareholders are entitled to receive every year, under a mandatory distribution of dividends, at least twenty-five percent of the net profit duly adjusted, as provided for in article 202 and its paragraphs, of Law No. 6,404/76, and determined as set forth in article 6 and its paragraphs, of these Bylaws.

Paragraph 2 The distribution of dividends shall not be mandatory in a financial year in which the management bodies notify the Annual Shareholders’ Meeting that its payment would be incompatible with the financial circumstances of the Company, regardful of the Audit Committee's opinion.

Paragraph 3 The profits that are not distributed by virtue of the provisions of paragraph 2 shall be attributed to a special reserve and, if they are not absorbed by losses in subsequent financial years, they shall be paid as soon as the financial standing of the Company permits such payment.

Paragraph 4 Every year, by April 30 and in compliance with the current legislation, the management bodies' statements relating to the preceding financial year shall be submitted to the State's Audit Court.

Article 36 The Company may prepare balance sheets with respect to the first six months of a fiscal year and the management bodies may advance the distribution of interim dividends "ad referendum" of the Shareholders’ Meeting.

CHAPTER VII - GENERAL AND TRANSITIONAL PROVISIONS

Article 37 The dissolution and liquidation of the Company shall be carried out according to resolutions passed at a Shareholders’ Meeting and in compliance with the provisions in the law.

Article 38 In the event of stockholders withdrawing from participation in the corporation or the Company ceasing to go public, the amount payable to stockholders that have the right of withdrawal, as set in the law, as a reimbursement for their shares, shall correspond to their economic value, to be defined according to the valuation procedures of Law no. 6,404/76, whenever the mentioned amount is inferior to its equity value.

Article 39 The rule established in these Bylaws referring to the term of office of the Chief Officers shall be applicable immediately after their taking office in accordance with article 91 of Law no.13,303/2016.

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

The original text of Copel Bylaws has undergone several amendments. Its first filing at the Commercial Registry of the State of Paraná took place under No. 17,340 on June 16, 1955, having been published in the Official Newspaper of the State of Paraná on June 25, 1955. References on those amendments are listed hereunder.

Minutes of SM of			Published in the ONS – PR on
	Commercial Registry
	File No.	date
09.09.1969	83759	10.01.1969	10.08.1969
08.21.1970	88256	09.04.1970	09.14.1970
10.22.1970	88878	11.05.1970	11.16.1970
04.28.1972	95513	05.24.1972	05.30.1972
04.30.1973	101449	08.15.1973	08.28.1973
05.06.1974	104755	05.21.1974	06.05.1974
12.27.1974	108364	02.07.1975	02.21.1975
04.30.1975	110111	06.03.1975	06.18.1975
03.26.1975	114535	04.29.1976	05.10.1976
02.15.1978	123530	02.28.1978	03.08.1978
08.14.1979	130981	11.09.1979	11.20.1979
02.26.1980	132253	03.25.1980	04.16.1980
10.30.1981	139832	12.01.1981	12.18.1981
05.02.1983	146251	05.31.1983	06.14.1983
05.23.1984	150596	07.26.1984	08.28.1984
12.17.1984	160881	01.17.1985	02.11.1985
06.11.1985	162212	07.01.1985	07.18.1985
01.12.1987	166674	02.13.1987	02.26.1987
03.18.1987	166903	04.07.1987	05.08.1987
06.19.1987	167914	07.02.1987	07.14.1987
02.22.1994	184447	02.28.1994	03.17.1994
08.22.1994	3090	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01.11.2006	20060050632	01.20.2006	01.25.2006
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	03.13.2009	03.31.2009
07.08.2010	20106612077	07.20.2010	05.04.2010
04.28.2011	20111122929	05.10.2011	06.07.2011
04.26.2012	20123192609	05.09.2012	05.15.2012

Minutes of SM of	Commercial Registry		Published in the ONS – PR on
	File No.	date
04.25.2013	20132186560	05.07.2013	05.20.2013
07.25.2013	20134231198	07.30.2013	08.09.2013
10.10.2013	20135861330	10.15.2013	10.25.2013
04.24.2014	20142274046	04.29.2014	05.05.2014
04.23.2015	20152615962	05.04.2015	05.06.2015
12.22.2016

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 4)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

		NEW CAPITAL - Cr$			MINUTES in ONS PR of
SM	of		C.R.S.P
			FILE NO.	DATE
10.01.1960		1,400,000,000.00	26350 - 10.13.1960		10.14.1960
04.16.1962		4,200,000,000.00	31036 - 05.03.1962		05.26.1962
11.11.1963		8,000,000,000.00	37291 - 11.28.1963		12.02.1963
10.13.1964		16,000,000,000.00	50478 - 10.23.1964		10.31.1964
09.24.1965		20,829,538,000.00	65280 - 10.15.1965		10.18.1965
10.29.1965		40,000,000,000.00	65528 - 11.12.1965		11.18.1965
09.20.1966		70,000,000,000.00	70003 - 10.11.1966		10.18.1966[3]
		NCr$
10.31.1967		125,000,000.00	74817 - 12.01.1967		12.07.1967
06.17.1968		138,660,523.00	77455 - 06.27.1968		07.13.1968
11.27.1968		180,000,000.00	79509 - 12.10.1968		12.20.1968
06.06.1969		210,000,000.00	82397 - 07.11.1969		08.05.1969
10.13.1969		300,000,000.00	84131 - 10.30.1969		11.03.1969
12.03.1969		300,005,632.00	84552 - 12.16.1969		12.30.1969
04.06.1970		332,111,886.00	86263 - 05.14.1970		06.09.1970
		Cr$
11.24.1970		425,000,000.00	89182 - 12.11.1970		12.18.1970
12.18.1970		500,178,028.00	89606 - 02.04.1971		02.17.1971
07.31.1972		866,000,000.00	97374 - 09.21.1972		10.04.1972
04.30.1973[4]		867,934,700.00	101449 - 08.15.1973		08.28.1973
08.31.1973		877,000,000.00	102508 - 11.09.1973		11.21.1973
10.30.1973[5]		1,023,000,000.00	103387 - 01.25.1974		02.11.1974
05.30.1974		1,023,000,010.00	105402 - 06.21.1974		06.27.1974
12.27.1974		1,300,000,000.00	108364 - 02.07.1975		02.21.1975
04.30.1975		1,302,795,500.00	110111 - 06.13.1975		06.18.1975
12.22.1975		1,600,000,000.00	113204 - 01.15.1976		02.13.1976
03.26.1976		1,609,502,248.00	114535 - 04.29.1976		05.10.1976
12.17.1976		2,100,000,000.00	118441 - 01.14.1977		02.04.1977
08.29.1977		3,000,000,000.00	122059 - 10.14.1977		10.25.1977
11.16.1977		3,330,000,000.00	122721 - 12.13.1977		01.12.1978
04.28.1978		3,371,203,080.00	125237 - 07.06.1978		07.20.1978
12.14.1978		4,500,000,000.00	127671 - 01.19.1979		03.06.1979
03.05.1979		5,656,487,659.00	128568 - 05.04.1979		05.17.1979
04.30.1979		5,701,671,254.00	129780 - 07.24.1979		08.14.1979
09.24.1979		8,000,000,000.00	130933 - 11.05.1979		11.23.1979

3 Rectified by ONS PR on June 5, 1967

4 Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973 5 Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 4)

		NEW CAPITAL - Cr$			MINUTES in ONS PR of
SM	of		C.R.S.P.
			FILE NO.	DATE
03.27.1980		10,660,296,621.00	133273 - 06.17.1980		06.27.1980
04.29.1980		10,729,574,412.00	133451 - 06.27.1980		07.16.1980
10.16.1980		11,600,000,000.00	135337 - 12.02.1980		01.20.1981
04.30.1981		20,000,000,000.00	137187 - 05.19.1981		05.29.1981
10.30.1981		20,032,016,471.00	139832 - 12.01.1981		12.18.1981
04.30.1982		37,073,740,000.00	141852 - 06.01.1982		06.17.1982
10.29.1982		39,342,000,000.00	144227 - 12.14.1982		12.29.1982
03.14.1983		75,516,075,768.00	145422 - 04.12.1983		05.10.1983
05.02.1983		80,867,000,000.00	146251 - 05.31.1983		06.14.1983
09.01.1983		83,198,000,000.00	148265 - 10.25.1983		12.09.1983
04.10.1984		205,139,191,167.00	150217 - 06.15.1984		07.17.1984
04.10.1984		215,182,000,000.00	150217 - 06.15.1984		07.17.1984
10.05.1984		220,467,480,000.00	160412 - 11.08.1984		11.27.1984
03.25.1985		672,870,475,837.00	161756 - 05.21.1985		06.11.1985
03.25.1985		698,633,200,000.00	161756 - 05.21.1985		06.11.1985
09.18.1985		719,093,107,000.00	163280 - 11.14.1985		11.27.1985
		Cz$
04.25.1986		2,421,432,629.00	164815 - 06.11.1986		06.30.1986
10.23.1986		2,472,080,064.00	166138 - 11.06.1986		11.14.1986
03.18.1987		4,038,049,401.49	166903 - 04.07.1987		05.08.1987
03.18.1987		4,516,311,449.87	166903 - 04.07.1987		05.08.1987
09.18.1987		4,682,539,091.91	168598 - 10.06.1987		10.16.1987
04.14.1988		18,772,211,552.10	170034 - 05.06.1988		05.25.1988 6
04.14.1988		19,335,359,578.00	170034 - 05.06.1988		05.25.1988
06.14.1988		19,646,159,544.00	170727 - 07.11.1988		07.20.1988
04.25.1989		174,443,702,532.00	172902 - 05.26.1989		07.06.1989
		NCz$
04.25.1989		182,848,503.53	172902 - 05.26.1989		07.06.1989
06.26.1989		184,240,565.60	173374 - 07.12.1989		07.21.1989
		Cr$
03.30.1990		2,902,464,247.10	175349 - 05.02.1990		05.09.1990
03.30.1990		3,113,825,643.60	175349 - 05.02.1990		05.09.1990
05.25.1990		3,126,790,072.52	176016 - 07.10.1990		08.09.1990
03.25.1991		28,224,866,486.42	177809 - 04.26.1991		05.23.1991
03.25.1991		30,490,956,176.38	177809 - 04.26.1991		05.23.1991
05.23.1991		30,710,162,747.26	178337 - 06.18.1991		06.27.1991
04.28.1992		337,561,908,212.47	180617 - 06.08.1992		07.06.1992
04.28.1992		367,257,139,084.96	180617 - 06.08.1992		07.06.1992
06.25.1992		369,418,108,461.33	180899 - 07.09.1992		07.17.1992
04.01.1993		4,523,333,257,454.10	182553 - 04.29.1993		05.20.1993
04.01.1993		4,814,158,615,553.95	182553 - 04.29.1993		05.20.1993
06.15.1993		4,928,475,489,940.95 7	183139 - 07.13.1993		08.24.1993

6 Rectification in ONS No. 2780 of May 27, 1988

7 Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date).

APPENDIX II - CHANGES IN THE CAPITAL STOCK (ARTICLE 4)

SM	of	NEW CAPITAL - CR$			MINUTES in ONS PR of
			C.R.S.P.
			FILE NO.	DATE
04.26.1994		122,158,200,809.21[8]	184781 - 05.10.1994		06.08.1994

		R$
04.25.1995		446,545,229.15	950696471 - 05.18.1995		06.19.1995
04.23.1996		546,847,990.88	960710000 - 05.07.1996		05.15.1996
07.29.1997		1,087,959,086.88[9]	971614130 - 07.30.1997		08.01.1997
08.07.1997		1,169,125,740.56[9]	971761671 - 08.12.1997		08.15.1997
03.12.1998		1,225,351,436.59	980428793 - 04.01.1998		04.07.1998
03.25.1999		1,620,246,833.38	990646483 - 04.14.1999		04.23.1999
12.26.2002		2,900,000,000.00	20030096413 - 01.29.2003		02.10.2003
04.29.2004		3,480,000,000.00	20041866290 - 06.07.2004		06.18.2004
04.27.2006		3,875,000,000.00	20061227897 - 05.09.2006		05.24.2006
04.27.2007		4,460,000,000.00	20071761462 - 05.15.2007		05.29.2007
04.27.2010		6,910,000,000.00	20105343960 - 05.06.2010		05.13.2010
12.22.2016		7,910,000,000.00

8 Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date) 9 Change in the capital stock authorized by the Board of Directors

APPENDIX III - LEGISLATION

LAW NO. 1,384/1953

ABRIDGEMENT: This law institutes the Electrification Fund and provides for further measures.

(...)

Article 9 - It is incumbent upon the Executive Power in the State the incorporation of mixed-capital companies for the construction and exploitation of electric power generating plants, as well as the participation in them.

Sole Paragraph*: The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:

(a) researching and studying, technically and economically, any sources of energy;

(b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

(c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water resources;

(d) providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.

(e)** implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.

(...)

Curitiba, November 10, 1953

BENTO MUNHOZ DA ROCHA NETO

Eugênio José de Souza

Rivadávia B. Vargas

* Sole Paragraph appended by Law 7,227 of October 22, 1979, published in the first page of the Official Newspaper of the State of Paraná No. 661 of October 24, 1979.

** Item “e” appended by Law 11,740 of June 19, 1997, published in the first page of the Official Newspaper of the State of Paraná no. 5,027 of June 19,1997.

APPENDIX III - LEGISLATION

DECREE NO. 14,947/1954*

ABRIDGEMENT: This decree rules on the incorporation of Companhia Paranaense de Energia Elétrica - COPEL, and provides for further measures.

The Governor of the State of Paraná using the powers granted to him, and under the authorization provided for in law No. 1384, of November 10, 1953, hereby decrees:

Article 1 - Companhia Paranaense de Energia Elétrica is incorporated with the object of planning, constructing, and exploiting systems of production, transmission, transformation, distribution, and sale of electric power and related services by itself or by means of concerns which it may organize, or in which it may participate.

Article 2 - The capital stock of the company shall be Cr$ 800,000,000.00 (eight hundred million cruzeiros~~) of which up to 40% may be represented by preferred shares with no voting rights.~~ (Repealed as Decree No 3309 of July 25, 1997, published in ONS PR No 5053 of 07.25.1997.)

Article 3 - The State shall subscribe at least 60% of the share capital.

Article 4 - The State shall dispose of funds ascertained from the Electrification Fund, created by Law No. 1.384 of November 10, 1953, in order to pay up share capital. It may also incorporate into the company's property the total or part of the fixed assets and other assets used for production, transmission, and distribution of electric power under State control.

Article 5 - The corporation shall be ruled by the Bylaws approved in the act of its incorporation.

Article 6 - On behalf of the State, the Governor shall name his representative to perform the acts required for the incorporation of the company.

Article 7 - This decree shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Curitiba, October 26, 1954; 133rd year of Independence, 66th year of the Republic.

Signed: BENTO MUNHOZ DA ROCHA NETO

ANTÔNIO JOAQUIM DE OLIVEIRA PORTES

* Published in the Official Newspaper of October 27, 1954

APPENDIX III - LEGISLATION

DECREE NO. 37,399/1955*

ABRIDGEMENT: This decree grants COPEL authorization to operate as an electric power utility.

The President of the Republic, making use of the powers granted to him by article 87, paragraph 1, of the Constitution, and in accordance with the provisions of Decree No. 938, article 1, of December 8, 1938, and regarding the petition submitted by Companhia Paranaense de Energia Elétrica - COPEL, hereby decrees:

Article 1 - Authorization is granted to Companhia Paranaense de Energia Elétrica - COPEL, with head office in Curitiba, Paraná, to operate as an electric power utility in accordance with the provisions of Decree No. 938 of December 8, 1938, jointly with Decree-Law No. 2627 of September 26, 1940; COPEL shall be bound to meet all requirements of the Water Code (Decree No. 24643 of July 10, 1934), as well as subsequent laws and regulations, subject to rescission of this act.

Article 2 - This Decree shall come into effect on the date of its publication.

Article 3 - All provisions to the contrary are hereby revoked.

Rio de Janeiro, May 27, 1955; 134th year of Independence and 67th year of the Republic

Signed: JOÃO CAFÉ FILHO

MUNHOZ DA ROCHA

*Published in the Official Newspaper No. 128 of June 4, 1955

APPENDIX III - LEGISLATION

LAW Nº 7,227/1979

ABRIDGMENT: this law adds a paragraph to article 9 of Law nº 1,384 of November 10, 1953.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - A paragraph shall be added to article 9 of Law n° 1,384, of November 10, 1953, as follows:

Sole paragraph – The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:

a) researching and studying, technically and economically, any sources of energy;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water;

d) providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, October 22, 1979.

(a) NEY BRAGA

Governor of the State of Paraná

(a) EDSON NEVES GUIMARÃES Finance Secretary of State

APPENDIX III - LEGISLATION

LAW Nº 11,740/1997*

ABRIDGMENT: this law adds an item to the sole paragraph of article 9 of Law nº 1,384/53 with the object of setting down the activities in specific areas.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - Item “e” shall be added to the sole paragraph of article 9 of Law n° 1,384, of

November 10, 1953, with the object of:

"e) setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in sections “b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.”

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, June 19, 1997.

(a) JAIME LERNER

Governor of the State of Paraná

(a) RAFAEL GRECA DE MACEDO

Chief of the Governor’s Staff

*Published in the Official Newspaper nº 5027 of June 19, 1997

APPENDIX III - LEGISLATION

LAW Nº 14,286/2004*

ABRIDGMENT: This law alters specific dispositions of Law nº 1,384, of November 10, 1953, and provides for further measures.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1: Alters item “e” of the sole paragraph of article 9 of Law nº 1,384, of November 10, 1953, which had article 1, of Law nº 11,740, of June 19, 1997, added to it, and adds new paragraphs, renaming the current sole paragraph as paragraph first, as follows: "Article 9: Sole Paragraph:

e) setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items

“b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them, after due authorization of this Legislative Assembly and consideration of the general characteristics of the projects and their social and environmental impact.

§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders for the amount underwritten in the social contract registered in the Commercial Registry Office until February 27, 2003.

§ 3. Considering the proved valorization in the financial market of the stock mentioned in the previous paragraph, its acquisition shall be conditioned to prior authorization by law.

§ 4. In partnerships agreements for the creation of electric energy generation companies it is not allowed to insert a specific clause stating anticipated purchase of energy conditions by Copel.

§ 5. For the agreements still ruling for partnerships under study or in implementation, Copel shall provide, in 90 days, at a maximum, the revocation of any clause stating anticipated purchase of energy conditions.

§ 6. Copel shall annually send to the Legislative Assembly of the State of Paraná a detailed report of the financial and economic results.

Article 2 - This law shall come into effect on the date of its publication, revoking the provisions set forth in Law nº 11,740, of June 19, 1997.

Government Palace in Curitiba, February 9, 2004.

(a) ROBERTO REQUIÃO Governor of the State of Paraná (a) CAÍTO QUINTANA

Chief of the Governor’s Staff

*Published in the Official Newspaper nº 6668, of February 13, 2004.

APPENDIX III - LEGISLATION

LAW Nº16,652/2010*

ABRIDGMENT: this law alters the dispositions of Law nº 1,384, of November 11, 1953, as follows.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 -. Alters item “e” of § 1 of article 9 of Law nº 1,384, of November 11, 1953, as follows: “e) setting down activities in the area of power generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items “b” and “c” authorized to join, preferably, and by holding major stakes or through participation in the controlling group of consortia or concerns with private companies and pension funds and other private entities in bids for new concessions and/or in specific purpose companies already set up for the exploration of existing concessions with due consideration of their general characteristic projects and related social and environmental impacts.” Article 2 - Item “f” of § 1º of article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

     “f) the participation in the controlling group required in item “e” shall be compulsorily guaranteed in the establishment documents of the consortia or in the bylaws of the specific purpose companies, as it is the case.”

Article 3 - § 2-A in article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

     “§ 2-A. In the cases of the consortia or companies mentioned in § 1º, item “e” of this article and established prior to the date of the publication of this alteration, Copel shall not be permitted to sell its stakes in them if such procedure leads to the company missing its major stakeholder condition.”

Article 4 - § 2º of article 9 of Law nº 1,384, of November 11, 1953, shall read as follows: “§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders by the vote underwritten in the social contract registered in the Commercial Registry Office until February 20, 2003.

Article 5 - This law shall come into effect on the date of its publication. Government Palace in Curitiba, December 8, 2010.

(a) NELSON JUSTUS

Governor of the State of Paraná in Chief

(a) NEY CALDAS

Chief of the Governor’s Staff

*Published in the Official Newspaper nº 8359, of December 8, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.